Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-135583, 333-114932, 333-62188, 333-34095 and 333-81453) previously filed by RF Industries, Ltd. of our report dated January 29, 2010 (which expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s adoption of accounting for uncertainty in income taxes) with respect to our audits of the financial statements of RF Industries, Ltd. as of October 31, 2009 and 2008 and for the years then ended, and is included in this Annual Report on Form 10-K for the year ended October 31, 2009.

/s/ J.H. COHN LLP

San Diego, California
January 29, 2010